Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 AUG 15

Santos

82-34

02049282

SUPPL

Date: Tue 13 Aug 2002 08:49:44 PM EDT

To:
: SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject:
:
:
:

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 42

dlw 8/28

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Half Yearly Report

Name of entity

SANTOS LTD

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
80 007 550 923	✓		30 June 2002

For announcement to the market

			$A million
Product sales revenue *(item 1.23)*	Down	10.4% to	673.1
Revenues from ordinary activities *(item 1.1)*	Down	12.8% to	696.7
Profit from ordinary activities after tax attributable to members *(item 1.22)*	Down	35.3% to	162.6
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*			Nil
Net profit for the period attributable to members *(item 1.11)*	Down	35.3% to	162.6
Exploration, delineation and development expenditure incurred:			
- non-producing areas *(item 5.2)*			39.5
- producing areas *(item 6.2)*			148.1
Total exploration, delineation and development expenditure incurred	Down	4.7% to	187.6
Exploration, delineation and development expenditure written off:			
- non-producing areas *(item 5.3)*			5.3
- producing areas *(item 6.4)*			-
Total exploration, delineation and development expenditure written off			5.3

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend *(item 15.6)*		
- Ordinary securities	15.0¢	15.0¢
- Preference securities	$3.2940	$3.2940
Previous corresponding period *(item 15.7)*		
- Ordinary securities	15.0¢	15.0¢
- Preference securities	-	-

Record date for determining entitlements to the dividend *(item 15.2)*: 9 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

None

This half yearly report is to be read in conjunction with the most recent annual financial report.

Consolidated statement of financial performance

		Current period $A million	Previous corresponding period $A million
1.1	Revenues from ordinary activities *(items 1.23 + 1.24 + 1.25)*	696.7	799.2
1.2	Expenses from ordinary activities *(item 1.26)*	(439.6)	(406.4)
1.3	Borrowing costs	(19.2)	(33.5)
1.4	Share of net profit of associates and joint venture entities *(item 16.7)*	-	-
1.5	**Profit from ordinary activities before tax**	**237.9**	**359.3**
1.6	Income tax on ordinary activities	(75.3)	(107.8)
1.7	**Profit from ordinary activities after tax**	**162.6**	**251.5**
1.8	Profit from extraordinary items after tax (*item 2.5)*	-	-
1.9	**Net Profit**	**162.6**	**251.5**
1.10	Net profit attributable to outside equity interests	-	-
1.11	**Net profit for the period attributable to members**	**162.6**	**251.5**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(2.9)	1.1
1.14	Other revenue, expenses and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 to 1.15)*	(2.9)	1.1
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**159.7**	**252.6**

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	24.8¢	41.1¢
1.19	Diluted EPS	24.7¢	40.9¢

Notes to the consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.20	Profit from ordinary activities after tax *(item 1.7)*	162.6	251.5
1.21	Less outside equity interests	-	-
1.22	**Profit from ordinary activities after tax, attributable to members**	**162.6**	**251.5**

Revenue and expenses from ordinary activities

		Current period $A million	Previous corresponding period $A million
1.23	Product sales revenue	673.1	751.4
1.24	Interest revenue	2.8	5.0
1.25	Other relevant revenue		
	- overriding royalties	7.2	9.6
	- equipment rentals and pipeline tariffs	8.3	7.4
	- dividends	2.2	0.4
	- proceeds from sale of non-current assets	3.0	22.0
	- sundry	0.1	3.4
1.26	Details of relevant expenses		
	- cost of sales	(415.9)	(362.6)
	- selling, general and administrative expenses	(18.0)	(21.7)
	- book value of non-current assets sold	(0.4)	(22.1)
	- write-down of exploration expenditure	(5.3)	-
1.27	Depreciation, depletion and amortisation excluding amortisation of intangibles *(item 2.3)*	(209.5)	(163.6)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	(11.3)	(8.1)
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $A million	Previous corresponding period $A million
1.30	Retained profits at beginning of the financial period	860.7	738.1
1.31	Net profit attributable to members *(item 1.11)*	162.6	251.5
1.32	Net transfers from (to) reserves	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(106.1)	(92.9)
1.35	**Retained profits at end of financial period**	**917.2**	**896.7**

Intangible and extraordinary items

		Consolidated – current period			
		(a)	(b)	(c)	(d)
		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill	4.5	-	-	4.5
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**4.5**	**-**	**-**	**4.5**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year $A million	Previous year $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st* half year	N/A	N/A
3.2	Consolidated profit from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated statement of financial position

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	66.6	106.3	129.7
4.2	Receivables	249.4	264.0	216.0
4.3	Investments	-	-	-
4.4	Inventories	121.4	110.5	101.6
4.5	Tax assets	-	-	-
4.6	Other	41.7	41.6	39.1
4.7	**Total current assets**	**479.1**	**522.4**	**486.4**
	Non-current assets			
4.8	Receivables	-	-	48.3
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	35.0	35.0	35.6
4.11	Inventories	-	-	-
4.12	Exploration, delineation and development expenditure capitalised in areas in the exploration, delineation and development stage	510.1	446.1	330.9
4.13	Exploration, delineation and development expenditure capitalised in areas in which production has commenced (net)	2,539.5	2,426.0	2,371.4
4.14	Land and buildings, plant and equipment (net)	1,560.6	1,478.5	1,392.4
4.15	Intangibles (net)	22.0	26.5	31.1
4.16	Tax assets	45.4	45.3	12.5
4.17	Other	22.4	68.9	80.5
4.18	**Total non-current assets**	**4,735.0**	**4,526.3**	**4,302.7**
4.19	**Total assets**	**5,214.1**	**5,048.7**	**4,789.1**
	Current liabilities			
4.20	Payables	226.6	242.5	227.4
4.21	Interest bearing liabilities	238.5	229.8	78.6
4.22	Tax liabilities	36.6	92.4	65.9
4.23	Provisions exc. tax liabilities	146.4	132.8	139.6
4.24	Other	15.1	20.2	19.8
4.25	**Total current liabilities**	**663.2**	**717.7**	**531.3**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	1,082.3	937.3	1,134.6
4.28	Tax liabilities	561.3	557.7	550.2
4.29	Provisions exc. tax liabilities	94.8	86.5	82.5
4.30	Other	22.9	22.9	-
4.31	**Total non-current liabilities**	**1,761.3**	**1,604.4**	**1,767.3**
4.32	**Total liabilities**	**2,424.5**	**2,322.1**	**2,298.6**
4.33	**Net assets**	**2,789.6**	**2,726.6**	**2,490.5**
	Equity			
4.34	Contributed equity	1,873.6	1,864.2	1,592.5
4.35	Reserves	(1.2)	1.7	1.3
4.36	Retained profits	917.2	860.7	896.7
4.37	Equity attributable to members of the parent entity	2,789.6	2,726.6	2,490.5
4.38	Outside equity interests in controlled entities	-	-	-
4.39	**Total equity**	**2,789.6**	**2,726.6**	**2,490.5**
4.40	Preference capital included as part of 4.37	342.3	342.3	-

Notes to the consolidated statement of financial position

Exploration, delineation and development expenditure capitalised in areas in the exploration, delineation and development stage

		Current period $A million	Previous corresponding period $A million
5.1	Opening balance	446.1	302.6
5.2	Expenditure incurred during current period:		
	- exploration	31.7	27.8
	- delineation	4.8	-
	- development	3.0	4.8
5.3	Expenditure written off during current period	(5.3)	-
5.4	Acquisitions, disposals, revaluation increments, etc.	36.0	-
5.5	Expenditure transferred to exploration, delineation and development in producing areas	(6.2)	(4.3)
5.6	**Closing balance as shown in the consolidated statement of financial position** *(item 4.12)*	**510.1**	**330.9**

Exploration, delineation and development expenditure capitalised in areas in which production has commenced

		Current period $A million	Previous corresponding period $A million
6.1	Opening balance	2,426.0	2,321.1
6.2	Expenditure incurred during current period		
	- exploration	23.6	20.2
	- delineation	24.2	37.1
	- development	100.3	107.0
6.3	Expenditure transferred from exploration, delineation and development in non-producing areas	6.2	4.3
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	100.5	(14.7)
6.6	Expenditure transferred to land and buildings, plant and equipment	-	-
	Depletion	(141.3)	(103.6)
6.7	**Closing balance as shown in the consolidated statement of financial position** *(item 4.13)*	**2,539.5**	**2,371.4**

Consolidated statement of cash flows

		Current period $A million	Previous corresponding period $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	709.0	793.4
7.2	Payments to suppliers and employees	(252.8)	(225.4)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	2.2	0.4
7.5	Interest and other items of similar nature received	2.8	5.5
7.6	Interest and other costs of finance paid	(32.6)	(45.5)
7.7	Income taxes paid	(127.7)	(221.6)
7.8	Other		
	- overriding royalties received	6.7	7.4
	- insurance proceeds received	26.1	-
	- pipeline tariffs and other receipts	25.9	17.4
	- royalty, excise and PRRT payments	(60.5)	(75.0)
7.9	**Net operating cash flows**	**299.1**	**256.6**
	Cash flows related to investing activities		
7.10	Payment for		
	- exploration	(57.7)	(42.0)
	- delineation	(30.2)	(32.5)
	- development	(107.6)	(102.7)
	- land and buildings, plant and equipment	(146.6)	(101.0)
	- acquisition of oil and gas assets	(0.9)	(0.7)
	- acquisition of a controlled entity	(148.7)	-
	- other investments	-	(1.6)
7.11	Proceeds from sale of property, plant and equipment	3.0	22.0
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	(48.3)
7.15	Loans repaid by other entities	-	-
7.16	Other	-	-
7.17	**Net investing cash flows**	**(488.7)**	**(306.8)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc.)	9.4	19.8
7.19	Proceeds from borrowings	238.8	129.9
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	(94.4)	(153.1)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**153.8**	**(3.4)**
7.24	**Net increase (decrease) in cash held**	**(35.8)**	**(53.6)**
7.25	Cash at beginning of period	106.3	182.5
7.26	Exchange rate adjustments to item 7.25.	(3.9)	0.8
7.27	**Cash at end of period**	**66.6**	**129.7**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

None.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous corresponding period $A million
8.1	Cash on hand and at bank	66.6	129.7
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**66.6**	**129.7**

Other notes to the consolidated financial statements

Ratios

		Current period	Previous corresponding Period
	Profit before tax/revenue		
9.1	Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*.	34.1%	45.0%
	Profit after tax/equity interests		
9.2	Consolidated net profit from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*.	5.8%	10.1%

Earnings per security (EPS)

10 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB1027 : Earnings per Share* are as follows.

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in the calculation of diluted earnings per share only:

(a) partly paid shares outstanding under the Santos Executive Share Plan

(b) options outstanding under the Santos Executive Share Option Plan.

The reset convertible preference shares have not been included in the calculation of diluted EPS as they are not dilutive.

	Current period $A million	Previous corresponding period $A million
Earnings reconciliation		
Net profit *(item 1.11)*	162.6	251.5
Less: dividends paid or provided on reset convertible preference shares	(18.9)	-
Basic earnings	143.7	251.5
	-	-
Diluted earnings	143.7	251.5

	Current period Number	Previous corresponding period Number
Weighted average number of shares used as the denominator		
Number for basic earnings per share		
Ordinary shares	579,923,506	612,151,269
Effect of partly paid shares on issue	235,930	455,541
Effect of executive share options on issue	737,315	1,873,111
Number for diluted earnings per share	580,896,751	614,479,921

NTA backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	N/A	N/A

Discontinuing Operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

		$A million
13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

		$A million
14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit in item 14.2 has been calculated	N/A
14.4	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends

15.1	Date the dividend is payable	30 September 2002
15.2	Record date to determine entitlements to the dividend (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	9 September 2002
15.3	If it is a final dividend, has it been declared?	N/A

Amount per security

	Dividends		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year total	N/A	N/A	N/A
15.5		Previous year total	N/A	N/A	N/A
15.6	**Interim dividend:**	Current year ordinary	$0.15	$0.15	Nil
		Current year preference	$3.2940	$3.2940	Nil
15.7		Previous year ordinary	$0.15	$0.15	Nil
		Previous year preference	-	-	-

Total dividend per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	N/A	N/A
15.9	Preference securities	N/A	N/A

Half yearly report - interim dividend on all securities

		Current period $A million	Previous corresponding period $A million
15.10	Ordinary securities	87.2	92.9
15.11	Preference securities	11.5	-
15.12	Other equity securities	-	-
15.13	**Total**	**98.7**	**92.9**

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan has been suspended until further notice.

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends.

Dividends provided for or paid	Current period $A million	Previous corresponding period $A million
Preferential, non-cumulative dividend of $2.1060 per reset convertible preference share paid on 2 April 2002, fully franked (2001: $nil)	7.4	-
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share payable on 30 September 2002, fully franked (2001: $nil)	11.5	-
Interim dividend of 15.0 cents per ordinary share payable on 30 September 2002, fully franked (2001: 15.0 cents per share, fully franked)	87.2	92.9
	106.1	**92.9**

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A million	Previous corresponding period $A million
16.1	Profit (loss) from ordinary activities before tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after tax**	**-**	**-**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**-**	**-**
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**-**	**-**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A million	Previous corresponding period $A million
	-	-	-	-
17.2 Total	**-**	**-**	**-**	**-**
17.3 Other material interests	-	-	-	-
17.4 Total	**-**	**-**	**-**	**-**

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security $A	Amount paid up per security $A
18.1	**Preference securities**	3,500,000	3,500,000	100.00	100.00
18.2	Changes during current period (a) Increases through issues	-	-	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	N/A	N/A
18.3	**Ordinary securities**				
	Ordinary shares	580,627,045	580,232,545	N/A	N/A
	Ordinary shares - Executive Share Plan	451,750	-	*	0.01
18.4	Changes during current period (a) Increases through issues	17,200	-	5.67	5.67
	(b) Decreases through returns of capital, buybacks	-	-	-	-
	(c) Converted from Santos Executive Share Plan	12,500 12,500 5,000 5,000 1,250 1,250	12,500 12,500 5,000 5,000 1,250 1.250	2.46 3.69 2.26 3.39 2.47 3.71	2.46 3.69 2.26 3.39 2.47 3.71
	(d) Quotation of employee Share Purchase Plan Shares	-	37,800	6.55	6.55
	(e) Exercise of options (Santos Executive Share Option Plan)	350,000 225,000 525,000 425,000 250,000	- 225,000 525,000 425,000 250,000	6.32 5.59 4.84 5.12 3.92	6.32 5.59 4.84 5.12 3.92
18.5	**Convertible debt securities**	Nil	N/A	N/A	N/A
18.6	Changes during current period	Nil	N/A	N/A	N/A
18.7	**Options**			*Exercise price $A*	*Expiry date*
	Santos Executive Share Option Plan	3,150,000 325,000 400,000 1,800,000 650,000 700,000 1,275,000 3,000,000	- - - - - - - -	6.32 5.59 4.84 5.12 3.92 6.69 6.52 5.83	24/07/2002 30/04/2003 15/06/2003 14/06/2004 17/04/2005 05/06/2006 18/10/2006 25/08/2010
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	350,000 225,000 525,000 425,000 250,000	- 225,000 525,000 425,000 250,000	6.32 5.59 4.84 5.12 3.92	24/07/2002 30/04/2003 15/06/2003 14/06/2004 17/04/2005
18.10	Expired during current period	250,000	N/A	6.32	24/07/2002
18.11	**Debentures**	Nil	N/A		
18.12	Changes during current period	Nil	N/A		
18.13	**Unsecured notes**	Nil	N/A		
18.14	Changes during current period	Nil	N/A		

* Balance to be called up is not quantified and will depend upon the event giving rise to the call.

Segment reporting

Refer to attached commentary

Comments by directors

Basis of financial report preparation

19.1 This is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. **It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period**. This report does not include all the notes of the type normally included in an annual financial report.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer to attached commentary

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer to attached commentary

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The consolidated entity has $516.0 million (2001: $495.2 million) of franking account credits at 30% available for future distribution of franked dividends, after adjusting for franking credits which will arise from the payment of current income tax provision at 30 June 2002 and after deducting franking credits to be used in the payment of the preferential and ordinary dividends payable on 30 September 2002.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires franking credits to be recorded as an amount of income tax paid, rather than the amount of franked dividends available.

As a result the "franking credits available" were converted from $516.0 million to $221.2 million as at 1 July 2002.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

None

19.6 Revisions in estimates of amounts reported in previous interim periods.

None

19.7 Changes in contingent liabilities and contingent assets since the last annual report.

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Nil

2 This report, and the financial statements upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

✓	The financial statements have been audited.	☐	The financial statements have been subject to review.
☐	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 The auditors' report is attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....

M G Roberts
Company Secretary

Phone: (08) 8218 5111

newsrelease

Santos

www.santos.com

14 August 2002

Santos exploration boost after solid opening half

- **One of Santos' best-ever interim results despite lower oil prices and higher depletion.**
- **Operating cash flow (after interest and tax) of $299 million, up 17%.**
- **Exploration success (five out of six), program boosted to 17 wells in second half.**
- **Record production, up 4.5%.**
- **Record first half gas sales (108 petajoules).**
- **Operations improvements of $39 million, on track to deliver $50 million and cash costs per barrel produced down 3%.**

Santos Limited (ASX: STO, NASDAQ: STOSY) today announced an after-tax profit of $163 million, or 25 cents per share, for the six months ended 30 June 2002.

The result compared with the record $252 million in the previous corresponding period which included sharply higher world oil prices.

Interim dividend has been maintained at 15 cents per share.

Santos Managing Director, Mr John Ellice-Flint, said:

"This is a very solid first half result notwithstanding the lower world oil price, which is obviously a factor outside of our control, and increased depletion charges. However we are making good progress in the areas we can control such as production, costs and exploration."

He said after-tax profit in the current second half was on track to exceed the $163 million first half result.

Mr Ellice-Flint said the lower profit for the opening six months was due to:-

- ♦ The significantly lower average realised oil price of A$40.40 per barrel (down from A$51.10 per barrel in first half of 2001), which has driven global oil and gas company profits lower in the June half year, and

- Previously announced higher non-cash depletion charges, resulting from the across-the-board revision of Santos' reserves at year-end 2001 to bring them into line with international industry practice.

Mr Ellice-Flint said the timing of the revised reserves and resultant depletion charges in the 2001 second half, had distorted comparisons with the 2001 first half profit but would not affect comparisons of the 2002 full year result with 2001.

"The most accurate gauge to the group's underlying performance - earnings before interest, tax, depreciation and amortisation (EBITDA) - was $484 million compared with $566 million in the first half of 2001.

"Reflecting 4.5% growth in our latest first half production, the 14.5% lower EBITDA compares with a 20.9% decline in the average realised oil price."

"Similarly, Santos' cash flow remained strong during the latest June half."

Cash flow from operating activities after interest and tax increased by 17% to $299 million (52 cents per share).

Underlying performance improvements of $39 million were achieved, well on track to achieve the target of $50 million by the end of 2003 and cash costs per barrel produced were down 3%.

Steady interim dividend

Santos Chairman, Mr Stephen Gerlach, said Directors had declared an interim ordinary dividend of 15 cents per share, fully franked - the same level as in 2001.

The dividend will be paid on 30 September 2002 to shareholders registered in the books of the Company at the close of business on 9 September 2002. In accordance with the terms of issue, a dividend amount of $3.2940 per Reset Convertible Preference Share (fully franked) will be made on 30 September 2002 to holders registered in the books of the Company at close of business on 9 September 2002.

Mr Gerlach said the steady dividend had been declared following another strong group performance, with growth targets being met and exploration success on the rise.

"The factors driving performance that are within our control, such as production, costs and the depth of our exploration and development options, all showed pleasing improvement," he said.

"On track and achieving results"

Mr Ellice-Flint said the Company's overall strategy was firmly on track and achieving results.

He said exploration success was a highlight of the latest first half and would deliver meaningful future growth.

"Our good exploration results in the June half included the Mutineer and Exeter oil discoveries in the Carnarvon Basin and discoveries in East Java (Indonesia) and South Texas (US)," he said.

"These discoveries will be followed up in the second half."

Mr Ellice-Flint said the Company made progress on commercialisation of its substantial reserves in northern Australia during the first half. Six development wells were drilled for the Bayu-Undan liquids project and the wellhead platform was installed. There was also further progress on commercialisation of Bayu-Undan gas.

"The integration of Esenjay Exploration Inc, the company recently acquired in the US, is progressing smoothly," he said.

Outlook

"Santos in good growth position"

Mr Ellice-Flint said that subject to any dramatic change in current oil price levels and exchange rates, Santos expected its second half profit to exceed the $163 million first half result.

"Oil price and exchange rate factors are outside the Company's control but the recent strength in oil prices and the weaker Australian-United States exchange rate are both favourable for the full year result," he said.

"Underpinning the Santos full year result will be higher production and we are already in a good position to achieve our 3% production growth target for 2002."

"New exploration plans announced"

Mr Ellice-Flint said that in line with the Company's growth strategy, Santos had decided to expand its original 2002 oil and gas exploration program.

"Our wildcat exploration program for the year is being increased from $117 million to a record $140 million, following the Company's first half exploration successes and savings in other capital programs," he said.

"The initial program of 17 wildcat exploration wells for the current calendar year has now been lifted to 23 wells to be drilled in Australia and overseas."

"The wildcat exploration program will accelerate, with 17 wells to be drilled in the current December half in the Carnarvon Basin (Western Australia), the offshore Otway Basin (Victoria), onshore Australia, Papua New Guinea and South Texas (USA)."

"We are also increasing the full year delineation budget to $100 million to fund the rapid appraisal of first half discoveries."

For further information contact:

Graeme Bethune – General Manager, Business Development on 08 8218 5157 or 0419 828 617.

The Analyst Presentation on the Results will be available from 14 August on the Santos website www.santos.com

SANTOS 2002 HALF YEAR RESULTS

	Half Year Ended 30/06/02	Half Year Ended 30/06/01	% Increase (Decrease)
FINANCIAL PERFORMANCE *($ million)*			
Product sales	673.1	751.4	(10.4)
Cost of sales	(415.9)	(362.6)	14.7
Gross profit	257.2	388.8	(33.8)
Other revenue from ordinary activities	23.6	47.8	(50.6)
Book value of non current assets sold	(0.4)	(22.1)	(98.2)
Write-down of exploration expenditure	(5.3)	-	100.0
Selling, general and administrative expenses	(18.0)	(21.7)	(17.1)
Earnings before interest and tax	**257.1**	**392.8**	**(34.5)**
Borrowing costs	(19.2)	(33.5)	(42.7)
Profit from ordinary activities before income tax expense	**237.9**	**359.3**	**(33.8)**
Income tax expense relating to ordinary activities	(75.3)	(107.8)	(30.1)
Net profit after income tax attributable to shareholders	**162.6**	**251.5**	**(35.3)**
Basic earnings per share *(cents)*	24.8	41.1	(39.7)
Ordinary dividend per share *(cents fully franked)*	15.0	15.0	-
Earnings before interest, tax, depreciation and amortisation	484.0	566.0	(14.5)
CASH FLOW *($ million)*			
Net cash provided by operating activities	299.1	256.6	16.6
- per share *(cents)*	51.5	41.9	22.9
FINANCIAL POSITION *($ million)*			
Total shareholders' equity	2,789.6	2,490.5	12.0
Total assets	5,214.1	4,789.1	8.9
Net debt	1,254.2	1,083.5	15.8
CAPITAL EXPENDITURE *($ million)*			
Exploration expenditure	55.3	48.0	15.2
Delineation expenditure	29.0	37.1	(21.8)
Development expenditure (incl. construction and fixed assets)	252.9	222.5	13.7
Total	337.2	307.6	9.6
RATIOS			
Net debt/equity *(%)*	45.0	43.5	N/a
Net interest cover (times)	9.2	10.6	N/a
Return on average shareholders' equity *(%) (annualised)*	12.1	22.1	N/a
Return on average ordinary shareholders' equity (%) *(annualised)*	13.0	22.1	N/a
Return on average capital employed *(%) (annualised)*	9.2	16.9	N/a

2002 FIRST-HALF FINANCIAL PERFORMANCE

Sales Volumes

2002 sales volumes increased by 0.8 million barrels of oil equivalent (MMboe) to 27.3 MMboe in the six months to 30 June 2002, primarily due to increased gas production from the United States, Otway Basin and a full half year of production from the Legendre oil field.

Product Sales

Despite the increase in overall sales volumes, product sales revenue was down $78.3 million to $673.1 million largely due to the 20.9% decline in comparable realised oil price.

Cost of Sales

The cost of sales increased by $53.3 million to $415.9 million reflecting the higher depletion charges following the previously announced reserves review at year end 2001.

The non-cash component of cost of sales was $217.1 million, an increase of $47.3 million. Depreciation expense rose by $7.1 million primarily as a result of Ballera asset additions and the inclusion of Legendre assets for the full six months. Depletion expenses were up by $37.7 million reflecting the impact of the reserves revision and higher future development costs announced early in 2002, together with higher production. The restoration provision was $2.5 million higher.

Cash costs (cost of sales and selling, general and administrative costs, excluding DD&A) were flat at $212.3 million ($211.1 million 2001 first half) or $7.77 per barrel of oil (boe) equivalent, down from $7.97 per boe in the 2001 first half.

Other Revenue

Other revenue from ordinary activities decreased by $24.2 million to $23.6 million, primarily due to lower proceeds from the sale of non-current assets.

Earnings Before Interest Expense, Tax, Depreciation and Amortisation

Reflecting the Group's solid underlying result, earnings before interest, tax, depreciation and amortisation (EBITDA) was $484.0 million compared with $566.0 million in the first half of 2001.

The 14.5% lower EBITDA compared with a 20.9% decline in the average realised oil price.

Earnings Before Interest Expense and Tax

Earnings before interest expense and tax (EBIT) were down by $135.7 million to $257.1 million. Net interest expense decreased by $14.3 million to $19.2 million as a result of lower average interest rates during the first half partially offsetting increased net debt due to the Esenjay acquisition.

Net interest cover remained strong at 9.2 times.

Net Profit After Income Tax Attributable To Shareholders

A net operating profit after tax of $162.6 million was achieved, with earnings per share of 24.8 cents.

Profit Sensitivities

Santos is exposed to movements in the oil price, exchange rates and interest rates.

In the second half of 2002 a US$1 movement in the oil price will affect Net Profit After Tax (NPAT) by A$10 million.

A 1 cent change in the US dollar exchange rate will affect NPAT by A$3 million and a 1% change in interest rates will affect NPAT by A$3 million.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operating activities before interest and tax declined by 12.3%.

Cash flow from operating activities after interest and tax increased to $299.1 million ($256.6 million in 2001) largely due to lower taxation payments and net interest costs offsetting the decline in sales revenues as a result of lower realised oil prices. Operating cash flow per share was 51.5 cents per share compared with 41.9 cents in 2001.

Dividends of $94.4 million were paid to shareholders.

The net debt to equity ratio at the end of the 2002 first half was 45.0% (43.5% in 2001).

BUSINESS DEVELOPMENT ACTIVITY

On 26 April this year, Santos completed the acquisition of Esenjay Exploration Inc for approximately US$80 million including net debt and working capital of approximately US$24 million. The acquisition further expanded Santos' interests in the prolific Wilcox and Frio trends, together with interests in Yegua, Deep Vicksburg and Hackberry trends, along the onshore Texas Gulf Coast. The acquisition contributed proven and probable reserves of 47.3 billion cubic feet of natural gas and 1.0 million barrels of condensate and other liquids, an additional 32 exploration prospects, over 3,300 square miles of 3D seismic and 40,000 net acres of leases.

On 3 June, Santos announced that the Company had acquired a 20% working interest in the Patricia Baleen gas development located in the Gippsland Basin. The development will process gas to meet a 60 petajoule contract with the potential for additional quantities at a later stage. The development is scheduled to be on-stream in the last quarter of 2002.

DRILLING ACTIVITY

During the latest first half, Santos drilled six wildcat exploration wells, with five encountering hydrocarbons, for a total expenditure of A$55.3 million (A$48.0 million in 2001). (The only unsuccessful well, Mallonee 1, in the Timor Sea was a commitment well in a permit acquired through an acquisition).

Key discoveries were the Mutineer (Norfolk 1) and Exeter oil fields in the Carnarvon Basin (WA 191 P). Norfolk 1 and Exeter 1 intersected significant oil columns in the highly productive Angel formation, capable of producing more than 25,000 barrels per day per well.

In the US Santos drilled two exploration wells, which were part of the Esenjay program of wells. The Crocker Perkins well reached a total depth of more than 4,600 metres (15,000 feet) and tested at 107,600 cubic metres (3.8 million cubic feet) of gas per day on a restricted flow rate through a 4mm (10/64 inch) choke. The Poole GU2 well encountered gas bearing sands but operations were suspended due to mechanical failure. Appraisal drilling (Poole GU3) has commenced to determine commerciality.

In the Madura Offshore PSC, the Maleo 1 exploration well operated by Santos (75% interest) encountered a 48 metre gross gas column. Preliminary estimates of gas resource potential are in the range of 250 to 400 billion cubic feet (BCF).

EXPANDED SECOND-HALF DRILLING PROGRAM

With improved exploration results, Santos is increasing its 2002 exploration program and now plans to drill a total of 23 wells in the current calendar year, up from the 17 planned at the beginning of the year.

Total second half exploration will involve the drilling of 17 wells, bringing total planned 2002 exploration spending to $140 million, up from $117 million.

Key second half wells will include:

- the Casino well in the Otway Basin;
- Bligh located 10 km east of the Mutineer/Exeter discoveries in Western Australia;
- Immortelle in the Carnarvon Basin in Western Australia;
- Bosavi and Bilip in PNG; and
- a six-well program in the US, consisting of four wells in the Frio trend and two wells in the Wilcox trend.

DELINEATION AND DEVELOPMENT ACTIVITY

Santos' delineation and development spending increased to $281.9 million in the first half reflecting the ongoing investment in new production projects as well as funding needed to meet growing gas demand. Expenditure occurred on the Bayu-Undan liquids project, gas delivery in the Cooper Basin, the Scotia coal seam methane development and activity in the United States. Development expenditure is expected to increase in the second half of the year as work accelerates on key oil and gas projects.

Mutineer/Exeter field (Santos 33.5% and Operator). Delineation of this field was a focus of the first half with the three appraisal wells confirming the combined potential for the Exeter and Mutineer fields of 50 to 130 million barrels of oil. Two further appraisal wells, one on each of the Exeter and Mutineer fields, are planned during the third quarter 2002. A conceptual engineering contract has been awarded for development studies on the fields.

Bayu-Undan (Santos 11.8%) - During the half the satellite wellhead platform was installed for the Bayu-Undan gas/condensate field, infield pipe was laid and batch drilling of 6 development wells has commenced. Santos' share of total expenditure during the half was $56 million. Expenditure on the Bayu-Undan liquids project is estimated at $79 million in the second half of the year. The liquids project is on target to commence production in April 2004.

Scotia (Santos 100% and Operator) - In eastern Queensland work on the Scotia gas plant was completed in the second quarter of 2002 on schedule, with work on the Scotia flow-lines completed in April and first production commencing on 17 May 2002.

Minerva (Santos 10%) - In May approval was announced for the development of the Minerva gas field in the offshore Otway Basin, Victoria. The development involves the drilling and installation of two subsea well completions, an offshore pipeline to the coast, subterranean shore crossing and an onshore gas processing facility where liquids will be extracted prior to exporting the gas. The total cost will be approximately US$137 million with first gas expected first quarter 2004.

Patricia Baleen (Santos 20%) – In the Gippsland Basin two successful development wells were drilled and tested at a combined rate of 1,554,600 cubic metres of gas per day (55 MMcfd) through a 51mm (2 inch) surface choke. The total project cost is estimated at US$55 million and construction activity on the gas plant remains ongoing with first gas expected October 2002.

Oyong (Santos Group 45% and Operator) – A Development Concept Screening Study for the Oyong field in the Sampang PSC, East Java, Indonesia has been completed and is under review. FEED on the selected development option is expected to begin late in the fourth quarter.

United States – The Garcia-Perez 1 well was successfully completed and production was optimised on the Mew 1 well. The Runnells 6 was successfully fracture stimulated and producing to sales at 56,600 CuM/d (2 MMcfd). The Whitfield 2 gas well was tested at 283,200 CuM/d (10 MMcfd) and is currently producing. The Jones 1 development well was logged, completed and tested at 78,800 CuM/d (2.5 MMcfd) and 21 kilolitres (130 barrels) of condensate per day.

GAS COMMERCILISATION ACTIVITY

On 12 March 2002 the Operator of Bayu-Undan, Phillips Petroleum, announced a Heads of Agreement (HoA) with Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd that will enable the development of Bayu-Undan gas for LNG. Under the HoA the two customers will take approximately 3 million tonnes per annum of LNG from the Bayu-Undan project for a period of 17 years from 2006. Combined the liquids and LNG production from the Bayu-Undan project are expected to contribute more than 6 million barrels of production to Santos once fully operational. Final approval of the East Timor - Australia Joint Petroleum Development Area fiscal regime and joint venturer participants is required before the LNG development will commence.

A Memorandum of Understanding has been signed between Pertamina and Petronas to supply gas from South Sumatra to Malaysia for 20 years commencing with 100 million cubic feet a day in 2005 and increasing to 300 million cubic feet a day from 2006. The Bentu PSC, which is operated by Santos Group (61.1% interest), has been allocated 10% of the gas to be supplied.

BUSINESS IMPROVEMENT PROCESS

Performance improvements of $39 million were achieved, comprising $15 million in drilling and $24 million in production optimisation. Savings on drilling, in particular, made it possible to quickly follow-up the Exeter and Mutineer discoveries and production optimisation in the Cooper Basin made it possible to reallocate capital to higher risk / higher reward programs.

Santos Ltd
A.B.N. 80 007 550 923
Santos House
Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001
Telephone: (08) 8218 5138
Facsimile: (08) 8218 5633

Facsimile

To:	**Company Announcements Office Australian Stock Exchange Ltd**	**Fax No:**	**1300 300 021**
From:	**Company Secretary**	**Return Fax:**	**(08) 8218 5633**
Date:	**14 August 2002**		
Subject:	**Record Date : Santos Ltd Reset Convertible Preference Shares (STOPA)**	**No of pages (incl. this one):**	**1**

Please telephone (08) 8218 5137 if transmission incomplete

Pursuant to Listing Rule 3.20, Santos Ltd advises that the record date to determine entitlements to the dividend payable on its Reset Convertible Preference Shares (STOPA) in respect of the period 31 March 2002 to 29 September 2002 (inclusive) is 9 September 2002. In accordance with the Terms of Issue, the dividend amount for this period is $3.2940 per Reset Convertible Preference Share (fully franked) and payment will be made on 30 September 2002.

M.G. Roberts
Company Secretary

Santos Ltd
A.B.N. 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

HALF-YEAR CONSOLIDATED FINANCIAL REPORT
30 JUNE 2002

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 30 JUNE 2002

	Note	CONSOLIDATED 30 June 2002 $million	30 June 2001 $million
Product sales	2(a)	673.1	751.4
Cost of sales		(415.9)	(362.6)
Gross profit		257.2	388.8
Other revenue from ordinary activities	2(b)	23.6	47.8
Write-down of exploration expenditure		(5.3)	-
Book value of non-current assets sold		(0.4)	(22.1)
Selling, general and administrative expenses		(18.0)	(21.7)
Borrowing costs	3	(19.2)	(33.5)
Profit from ordinary activities before income tax expense		237.9	359.3
Income tax expense relating to ordinary activities		(75.3)	(107.8)
Net profit after income tax attributable to the shareholders of Santos Ltd		162.6	251.5
(Decrease)/increase in foreign currency translation reserve on translation of self sustaining foreign operations		(2.9)	1.1
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		159.7	252.6
Basic earnings per share (cents)		24.8	41.1
Diluted earnings per share (cents)		24.7	40.9

The statement of financial performance is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2002

		CONSOLIDATED	
	Note	30 June 2002 $million	31 December 2001 $million
Current assets			
Cash		66.6	106.3
Receivables		249.4	264.0
Inventories		121.4	110.5
Other		41.7	41.6
Total current assets		479.1	522.4
Non-current assets			
Exploration and development expenditure		3,049.6	2,872.1
Land and buildings, plant and equipment		1,560.6	1,478.5
Other financial assets		35.0	35.0
Intangibles		22.0	26.5
Deferred tax assets		45.4	45.3
Other		22.4	68.9
Total non-current assets		4,735.0	4,526.3
Total assets		5,214.1	5,048.7
Current liabilities			
Payables		226.6	242.5
Deferred income		15.1	20.2
Interest-bearing liabilities		238.5	229.8
Current tax liabilities		36.6	92.4
Provisions		146.4	132.8
Total current liabilities		663.2	717.7
Non-current liabilities			
Deferred income		22.9	22.9
Interest-bearing liabilities		1,082.3	937.3
Deferred tax liabilities		561.3	557.7
Provisions		94.8	86.5
Total non-current liabilities		1,761.3	1,604.4
Total liabilities		2,424.5	2,322.1
Net assets		2,789.6	2,726.6
Equity			
Contributed equity	5	1,873.6	1,864.2
Reserves		(1.2)	1.7
Retained profits	6	917.2	860.7
Total equity		2,789.6	2,726.6

The statement of financial position is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 30 JUNE 2002

	CONSOLIDATED	
	30 June 2002 $million	30 June 2001 $million
Cash flows from operating activities		
Receipts from customers	709.0	793.4
Dividends received	2.2	0.4
Interest received	2.8	5.5
Overriding royalties received	6.7	7.4
Insurance proceeds received	26.1	-
Pipeline tariffs and other receipts	25.9	17.4
Payments to suppliers and employees	(252.8)	(225.4)
Royalty, excise and PRRT payments	(60.5)	(75.0)
Interest and other costs of finance paid	(32.6)	(45.5)
Income taxes paid	(127.7)	(221.6)
Net cash provided by operating activities	299.1	256.6
Cash flows from investing activities		
Payments for:		
Exploration	(57.7)	(42.0)
Delineation	(30.2)	(32.5)
Development	(107.6)	(102.7)
Land and buildings, plant and equipment	(146.6)	(101.0)
Acquisitions of oil and gas assets	(0.9)	(0.7)
Acquisitions of controlled entities	(148.7)	-
Other investing activities	-	(1.6)
Loans to other entities	-	(48.3)
Proceeds from:		
Disposal of non-current assets	3.0	22.0
Net cash used in investing activities	(488.7)	(306.8)
Cash flows from financing activities		
Dividends paid	(94.4)	(153.1)
Proceeds from issues of ordinary shares	9.4	19.8
Net drawdown of borrowings	238.8	129.9
Net cash used in financing activities	153.8	(3.4)
Net decrease in cash	(35.8)	(53.6)
Cash at the beginning of the period	106.3	182.5
Effects of exchange rate changes on the balances of cash held in foreign currencies	(3.9)	0.8
Cash at the end of the period	66.6	129.7

The statement of cash flows is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2002

1. Basis of Preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Half-Year Financial Report should be read in conjunction with the 31 December 2001 Annual Financial Report and any public announcements made by Santos Ltd and its Controlled Entities during the half-year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those applied in the 31 December 2001 Annual Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

	CONSOLIDATED	
	30 June 2002 $million	30 June 2001 $million
2. Revenue		
Revenue from ordinary activities		
(a) Product sales		
Gas and ethane	309.4	302.0
Crude oil	244.3	293.7
Condensate/naphtha	66.9	87.0
Liquefied petroleum gas	52.5	68.7
	673.1	751.4
(b) Other revenue from ordinary activities		
Overriding royalties	7.2	9.6
Interest revenue	2.8	5.0
Equipment rentals and pipeline tariffs	8.3	7.4
Dividends	2.2	0.4
Proceeds from sale of non-current assets	3.0	22.0
Sundry	0.1	3.4
	23.6	47.8

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2002

	CONSOLIDATED	
	30 June 2002 $million	30 June 2001 $million
3. Borrowing Costs		
Interest paid or due and payable	30.5	41.6
Less interest capitalised	(11.3)	(8.1)
Interest expense	19.2	33.5
4. Dividends		
Dividends provided for or paid by Santos Ltd		
Preferential, non-cumulative dividend of $2.1060 per reset convertible preference share paid on 2 April 2002, fully franked (2001: $nil)	7.4	-
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share payable on 30 September 2002, fully franked (2001: $nil)	11.5	-
Interim dividend of 15.0 cents per ordinary share payable on 30 September 2002, fully franked (2001: 15.0 cents per share, fully franked)	87.2	92.9
	106.1	92.9
Franking Credits		
Balance of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 30 June 2002 and after deducting franking credits to be used in payment of the preferential and ordinary dividends payable on 30 September 2002.	516.0	495.2

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires franking credits to be recorded as an amount of income tax paid, rather than the amount of franked dividends available.

As a result the "franking credits available" were converted from $516.0 million to $221.2 million as at 1 July 2002.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2002

	SANTOS LTD	
	30 June 2002 $million	31 December 2001 $million
5. Contributed Equity		
580,627,045 (31 December 2001: 578,797,345) fully paid ordinary shares	1,531.3	1,521.9
451,750 (31 December 2001: 489,250) ordinary shares paid to one cent	-	-
3,500,000 (31 December 2001: 3,500,000) reset convertible preference shares	342.3	342.3
	1,873.6	1,864.2

Increase in contributed equity during the half-year

On 7 March 2002, the Company issued 17,200 ordinary shares to 28 eligible employees at a subscription price of $5.67 per share under the Santos Employee Share Purchase Plan. The total market value of those shares on the issue date was $96,664 and the total amount received from employees for those shares was $97,524.

37,500 ordinary shares (paid to one cent) previously issued to senior executives of the Company under the Santos Executive Share Plan were converted to fully paid ordinary shares.

During the period 1,775,000 options were exercised at an average price of $5.16. The average market price of the issued shares was $6.04.

	CONSOLIDATED	
	30 June 2002 $million	30 June 2001 $million
6. Retained Profits		
Retained profits at the beginning of the half-year	860.7	738.1
Net profit after income tax attributable to the shareholders of Santos Ltd	162.6	251.5
Dividends provided for or paid	(106.1)	(92.9)
Retained profits at the end of the half-year	917.2	896.7

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2002

7. Segment Information

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	30 June 2002 $million	30 June 2001 $million	30 June 2002 $million	30 June 2001 $million	30 June 2002 $million	30 June 2001 $million
Primary Reporting						
Geographic segments						
Revenue						
Total segment revenue	654.8	739.7	36.0	53.1	690.8	792.8
Other unallocated revenue					5.9	6.4
Total revenue					696.7	799.2
Results						
Earnings before interest and tax	264.7	386.6	7.0	14.9	271.7	401.5
Unallocated borrowing and corporate expenses					(33.8)	(42.2)
Profit from ordinary activities before income tax					237.9	359.3
Income tax expense					(75.3)	(107.8)
Net profit after income tax					162.6	251.5

8. Acquisition / Disposal of Controlled Entities

(a) Acquisitions of controlled entities

During the half-year the following controlled entities were acquired:

2002

Name of entity	Date of acquisition	Beneficial interest acquired	Consideration paid for shares	Fair value of net assets at time of acquisition
		%	$million	$million
Esenjay Exploration Inc	26 April 2002	100	151.6	151.6

2001

The consolidated entity did not gain control over any entities during the prior corresponding half-year.

(b) Disposals of controlled entities

During the half-year the following controlled entities were liquidated:

2002

Australasian Eagle Petroleum Pty Ltd
Bridge Gas Queensland Pty Ltd
Bridge Oil International Finance Pty Ltd
Bridge Oil Investments Pty Ltd
Castend Pty Ltd
Santos (Bangko) Pty Ltd
Santos (Halph) Pty Ltd

2001

Alliance Oil Development Australia Pty Ltd
Western Australia Capital Holdings Pty Ltd

9. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

Directors' Declaration
for the half-year ended 30 June 2002

In the opinion of the Directors of Santos Ltd:

1. the financial statements and notes, set out on pages 1 to 8 are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

    (b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 14th day of August 2002.

Signed in accordance with a resolution of the Directors:

Director

Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SANTOS LTD

Scope

We have audited the financial report of Santos Ltd for the half-year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 1 to 9. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it, so as to enable the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the half-year financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2002 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

William J Stevens
Partner

Adelaide
14 August 2002

SANTOS LTD
A.B.N. 80 007 550 923

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the consolidated financial report of the consolidated entity, being Santos Ltd ("the Company") and its controlled entities, for the half-year ended 30 June 2002 and the auditors' report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volumes for the 2002 first half of 27.7 million boe were 1.2 million boe higher than the 2001 first half. Sales volumes for the 2002 first half of 27.3 million boe were 0.8 million boe higher than the 2001 first half. The increased production and sales volumes are principally attributable to Legendre, Otway Basin and to acquisitions made in the USA.

In US dollar terms, the average oil price realised by the Company was 19.9% lower in the first half of 2002 compared to the first half of 2001 and the average US dollar condensate price was 22.1% lower. In Australian dollar terms, the average oil price realised by the Company was 20.9% lower than in the first half of 2001 and the average condensate price was 23.1% lower. The LPG price realised in Australian dollar terms was 19.9% lower. There was no movement in the average gas and ethane price realised. Total sales revenue for the first half of 2002 decreased by 10.4% to $673.1 million. The $78.3 million decrease in revenue reflects lower prices for all products, other than gas and ethane, and despite increased production.

Net Profit and Earnings Per Share

The 2002 first half-year net profit attributable to shareholders of $162.6 million is $88.9 million lower than in 2001.

Earnings per share were 24.8 cents, compared with the corresponding result of 41.1 cents in 2001.

Dividends

After providing for the interim dividend of 15 cents per fully paid ordinary share and $3.2940 per reset convertible preference share, shareholders' equity at 30 June 2002 was $2,789.6 million. The fully franked interim dividend is to be paid on 30 September 2002 to shareholders registered in the books of the Company at the close of business on 9 September 2002. The 2002 interim dividend of 15 cents per fully paid ordinary share compares with the 2001 interim dividend of 15 cents per share, fully franked, declared and paid in 2001.

Net Debt / Gearing Ratio

Net debt stood at $1,254.2 million at 30 June 2002, which was $193.4 million higher than at the beginning of the year due principally to funding of the acquisition of Esenjay Exploration, Inc.

At 30 June 2002, the net debt to equity gearing ratio was 45.0% compared to 38.9% at the beginning of 2002.

Exploration

Expenditure on exploration in the first half of 2002 was $55.3 million, compared with $48.0 million for the corresponding period in 2001.

During the first half of 2002, 6 exploration wells were drilled of which 5 were successful. Three new gas fields were discovered and 2 new oil fields were discovered.

Delineation

Expenditure on delineation in the first half of 2002 was $29.0 million compared with $37.1 million for the corresponding period in 2001. During the first half of 2002, 14 delineation wells were drilled of which 7 were successful gas wells and 2 were successful oil wells. 2002 delineation expenditure included appraisal drilling of the Mutineer/Exeter discovery in the Carnarvon Basin.

Development

Expenditure on development, including plant and equipment, in the first half of 2002 was $252.9 million, compared with $222.5 million for the corresponding period in 2001. This increase reflected expenditure during the period on the Bayu Undan liquids recovery project and increased drilling programmes in the USA and Otway basin.

Business Development

During the first half of 2002: Santos Americas and Europe Corporation, a wholly owned subsidiary of the Company, acquired Esenjay Exploration, Inc; and the Company acquired a 20% interest in the Patricia Baleen development in the Gippsland Basin.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names
Barnett	Peter Charles
Conroy	Francis John
Ellice-Flint	John Charles (Managing Director)
Gerlach	Stephen (Chairman)
McGregor	Graeme William
O'Leary	Michael Anthony
Sloan	Judith
Webber	Ian Ernest

Each of the above named Directors held office during and since the end of the half year.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts in this report and the consolidated financial report have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made out on 14 August 2002 in accordance with a resolution of the Directors.

Director **Director**

14 August 2002

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 13 Aug 2002 09:02:28 PM EDT

. To:
. : SECURITIES EXCHANGE COMMISSION
. :
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject:
. :
. :
. :

Number of pages (incl. cover sheet): 31

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

2002 Interim Results



On Track & Achieving Results

14 August 2002

Santos

On Track In The First Half

- One of Santos' best-ever interim results, despite lower oil prices and higher depletion
- Operational improvements impacting
- Exploration success
- Gas sales record
- High dividend maintained

Santos

First Half Progress

Action On Cost & Capital

- Production optimisation
- Drilling
- Cooper Basin integration
- Supply
- Shared services
- Maintenance

$39 million

Action On Growth Projects

Short Term Impact

- Scotia (Qld)
- Runnells (US)
- Jones (US)
- Whitfield (US)
- Crocker Perkins (US)
- Patricia Baleen (VIC)
- Bayu-Undan Liquids (NT)

- Minerva (Vic)
- Sole (Vic)
- Mutineer-Exeter (WA)
- Oyong (East Java)
- Bentu (Sumatra)
- Bayu-Undan LNG (NT)
- Kipper (Vic)
- Maleo (East Java)
- Evans Shoal (NT)

Santos

Accelerating Our Exploration Effort

- Success rate - 5 out of 6 wells
- Exploration program expanding from 17 to 23 wells
- 17 wells in second half
- Forecast expenditure from A$117 million to A$140 million

Santos

Delivering Strong Investor Returns

01 Jan 02 to 30 Jun 02 (a)

Australian Peers (AUD)

Santos	**+3.7%**
Woodside	+1.0%
Novus	-10.6%
Oil Search	-33.6%
S&P ASX Energy Index	+1.4%

International Peers (USD)

Santos	**+13.0%**
Anadarko	-10.4%
Burlington	+3.1%
Apache	+16.2%
US Energy Index	+3.9%

(a) Before Dividends

Santos

Finance & Operations Review

Peter Wasow

Executive General Manager – Finance & Accounting

Santos


How We Create Value
Invest Well
Lower F&D Cost
Reserves growth
Production growth
Lower finding cost
Lower costs
Operate Well
Cash flow growth
ROC> 10%
EPS Growth >10%
TSR> 14%
CPS Growth >10%
Santos


Operating Well: Production Growth
2002 Production Analysis
25.5
0.9
Gas
1.1
Legendre Oil
(0.5)
Stag Oil
(0.3)
Elang / Kakatua Oil
27.7
4.5% Growth
2001 First Half
2002 First Half
Santos



Operating Well: Cost Control
Cash Costs
$ m
211
212
flat
2001 First Half
2002 First Half
$/boe
7.97
7.77
3% down
2001 First Half
2002 First Half
Santos



Investing Well: Capital Effectiveness
Capital Program (A$ million)
308
Efficiency Gains
(15)
Drilling
(24)
Production Optimisation
New Growth Spend
68
337
2001 First Half
2002 First Half
Santos

Delivering Improved Drilling



1998
2001
2002
1000
900
800
700
600
500
400
300
200
100
0
257
487
821
742
ft/day
US$/ft
Santos

Investing Well: Capital Effectiveness



New
Growth Spend
Efficiency Gains
68
337
308
(15)
(24)
Drilling
Production
Optimisation
2001
First Half
2002
First Half
Santos


Investing Well: Strong Inventory
February 2002 Briefing
$717m
August 2002 Briefing
$760m
435
400
300
200
100
0
137
40
157
158
Cooper Basin Gas
Bayu Undan
135
Exploration
Delineation
Construction & Fixed Assets
Development
Santos


The Results: Profit
Realised oil price per bbl
252
7
Lower Borrowing Costs
13
Higher Volumes
(73)
Lower Prices
(30)
Higher DD&A
(4)
Exploration Write offs
(2)
Other
163
2001 First Half
2002 First Half
Santos

The Results: DD&A

First Half (A$ million)

Depreciation	60	68
Depletion	103	141
Amortisation	5	5
Restoration	5	8
	173	222



Depletion
$A / Boe
5.94
Catch-up
5.10
3.91
2001
First Half
2001
Second Half
2002
First Half

Santos

2002 First Half Cash Flow

(A$ million)



299
Cash from
Operations
239
Drawdown
of Debt
36
Drawdown
of Cash
in Bank
11
Shares +
Other
(342)
Exploration &
Development
Capital
(149)
Acquisition of
(94)
Sources of Cash
Uses of Cash

Santos

The Results: Balance Sheet

Total Capital (A$ million)



5000
4000
3000
2000
1000
0
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Equity
Net debt

Santos

Creating Value

- Clearly defined value proposition
- Delivering on operational levers
- Good portfolio of growth options

Santos

Delivering Results

John Ellice-Flint

Chief Executive Officer & Managing Director

Santos

Delivering Results

Production

Gas & Liquids Commercialisation

Development Projects

Exploration

Santos

Cooper Basin Integration



Santos

Central Australia First Half 2002

- Safety & Environment remain a top priority
- Production steady at near record levels
- Completed integration of Cooper Basin assets
- Cost reduction initiatives being progressed

Santos


Cooper Basin Production
First Half Cooper Basin Production (mmboe)
20
15
10
5
0
1998
1999
2000
2001
2002
Santos


Cooper Basin Costs
Cooper Basin Development Spending (A$ million)
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002 F
Second Half
First Half
Santos



Production Optimisation
More from existing assets
30-50% lower cost
Opportunities identified by multi-disciplinary teams
Estimated capital cost saving of $24 million YTD 2002
Targeting like-for-like capital savings of $30 million p.a.
TJ/Day
30
25
20
15
10
5
0
2000
2001
1H 2002
Santos



Cooper Basin Drilling & Completions
800
600
400
200
0
181
168
593
740
A$/ft
ft/day
2001
2002
Santos

Cycle Time Reductions

Moomba North Gas Development Wells

- Cycle time reduction improves capital spend productivity
- A thirty day reduction in cycle time reduces gas development Capex by approximately 10%



Spud to Connection Time
Days
120
100
80
60
40
20
0
1998/99
2000/01
1H 2002

Santos

Compression Optimisation

- Standardise equipment
- Reduce project cycle times
- Improve efficiencies
- Fleet utilisation improved from 53% to 61%
- Targeting utilisations > 70%



Compressor Utilisation
%
70
60
50
40
30
20
10
0
2000
2001
1H 2002

Santos

Delivering Results

Production

Gas & Liquids Commercialisation

Development Projects

Exploration

Santos

Gas Commercialisation

Gas Sales Four Quarter Rolling Totals


PJ
250
200
150
100
50
0
Other
Cooper Basin

Santos

Liquids Marketing


Hong Kong
Korea
Japan

Santos

Delivering Results

Production

Gas & Liquids Commercialisation

Development Projects

Exploration

Santos

Development Projects


Bentu
Oyong
Bayu-Undan
Evans Shoal
Mutineer-Exeter
Scotia
Runnells
Jones
Whitfield
Crocker Perkins
Patricia
Baleen

Santos

Bayu-Undan Liquids

- Santos Interest: 11.8%
- Total capex of US$1.8 billion (gross)
- Batch drilling 6 wells
- Decks and topside under construction
- Liquids production to commence April 2004


mmboe
(Santos Share)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2004
2006
2008
2010
2012
2014
Bayu-Undan LNG
Bayu-Undan Liquids

Santos


Mutineer-Exeter Complex
Mutineer
Exeter
Legend
Santos acreage
Oil field
Gas field
Gas pipeline
Hermes
Lambert
Egret
Eaglehawk
Montague
Angel
Wanaea
Cossack
Legendre
Santos


Expanding East Java Business
Madura
Offshore PSC
Sampang PSC
Anggur
Oyong
Maleo
Madura Strait
Oyong Oil & Gas
Development concept screening study completed
FEED expected to begin 4Q 2002
Investigating nearby exploration prospects
Maleo
Resource potential 250 to 400 Bcf
Appraisal program in 4Q 2002
Preliminary FEED end 2002
Santos


Southern Australia
Focusing On Assets Close To Major Markets
PEP 160
Victoria
Melbourne
Longford
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline
Santos


Growth Profile
USA
Oyong
Mutineer/ Exeter
Reindeer/ John Brookes
Bayu-Undan Liquids
Bayu-Undan LNG
Evans Shoal
Bentu
Barrow Island
$
Hides
Scotia
Petrel Tern
Patricia Baleen
Sole
Minerva
Kipper
Golden Beach
Santos

Delivering Results

Production

Gas & Liquids Commercialisation

Development Projects

Exploration

Santos

2002 Exploration



Maleo
Bligh
Immortelle
Mutineer-Exeter
Cooper Basin 3
Casino
United States 6
Eastern Queensland 3
Crocker Perkins Poole GU2
1st half success
2nd half wells

Santos

Bligh 1

Carnarvon Basin, Western Australia

- **Permit:** WA-191-P
- **Drill Date:** 4th Qtr 2002
- **Interests:** Santos Group 33.4% (operator)
- **Target:** Oil
- **Gross Upside Potential:** 50 MMbbl
- **Risk:** High



WA-191-P
Legend
Adams
Mutineer
Bligh
Fletcher
Norfolk
Tintagel
Plymouth
Exeter
Charlemagne
Spray
Ghengis
Montezuma
Attila
Mascot

Santos

Immortelle 1

Carnarvon Basin, Western Australia

- **Permit:** TP/7
- **Drill Date:** 3rd Qtr 2002
- **Interests:** Santos Group 43.7% (operator)
- **Target:** Oil
- **Gross Upside Potential:** 34 MMbbl
- **Risk:** Moderate



Barrow Island
Immortelle
TP/7(4)
TP/7(1)
TP/7(2)
TP/7(3)
Legend

Santos

US Exploration 2nd Half

- 2H Exploration wells
  - 6 wells
- Gross upside potential
  - 20 BCF to 100 BCF per well
- Drilling schedule
  - *Remmers 6 - drilling*
  - Selmat - 3Q
  - West Mercedes - 3Q
  - SW Duncan Slough - 4Q
  - Turtle - 4Q
  - Neimeier - 4Q



Santos

Conclusion

- **On track and delivering results**
- **Growing suite of growth projects**
- **Rewarding shareholders**

Santos

2002 Interim Results



On Track & Achieving Results

14 August 2002

Santos

Reference Slides

Santos

2002 First Half Oil Prices

Realised Oil Price USD/bbl	22.55	28.14	-19.9
AUD/USD Exchange Rate (after hedging)	0.5582	0.5506	-1.4
Realised Oil Price AUD/bbl	40.40	51.10	-20.9

Santos

2002 First Half Sales Revenue


751
12
Liquid Volumes
9
Gas Volumes
(92)
Liquids Prices US$
(5)
Exchange Rates
(2)
Gas Prices
673
449
Liquids Sales
302
Gas Sales
364
Liquids Sales
309
Gas Sales
2001 First Half
2002 First Half

Santos

2002 First Half Operating Expenditure

(A$ million)

	2002		
Operating Costs	152.5	138.6	+10.0
Gas Purchases	2.0	10.5	
Inventory	(9.5)	(3.6)	
	145.0	**145.5**	**0.0**
Pipeline Tariffs	15.4	15.9	
Royalties & PRRT	51.9	49.7	
Total $ million	**212.3**	**211.1**	**0.0**
Total $/boe	**7.77**	**7.97**	**-2.5**

Santos

2002 First Half Depreciation, Depletion & Amortisation

(A$ million)

	2002		
Depreciation	68.2	60.0	+13.7
Depletion	141.3	103.6	+36.4
Amortisation	4.5	4.5	0.0
Restoration	7.6	5.1	+49.0
Total $ million	**221.6**	**173.2**	**+27.9**
Total $/boe	**8.00**	**6.54**	**+22.3**
Writeoff of Exploration Expenditure	**5.3**	**-**	**na**

Santos

2002 First Half Net Profit After Tax


(A$ million)
697
(145)
Other
Sales 673
(52)
(16)
484
(227)
Cost of Sales / SG&A
Royalties
Tariffs
257
(19)
(75)
DD&A + Writeoffs
Interest
Tax
163
Total Revenue
2002 EBITDA
2002 EBIT
2002 NPAT

Santos

2002 First Half Operating Cash Flow


(A$ million)
257
94
Lower Tax Payments
26
Insurance Receipts
13
Lower Interest Payments
(84)
Lower Sales Receipts
(7)
Other (net)
299
2001 First Half
2002 First Half

Santos

2002 First Half Net Debt & Gearing

(A$ million)


Net Debt $ million
Net Debt/Equity %
1600
1400
1200
1000
800
600
400
200
0
80
70
60
50
40
30
20
10
0
71.0 %
64.5 %
43.5 %
45.0 %
1364
1407
1084
1254
30.6.99
30.6.00
30.6.01
30.6.02

Santos

2002 First Half Capital Expenditure

(A$ million)

Exploration		
Australia	27.0	24.9
Overseas	28.3	23.1
Delineation		
Australia	24.5	37.1
Overseas	4.5	0.0
Development (1)		
Australia	233.2	214.8
Overseas	19.7	7.7
Total Exploration, Delineation & Development Expenditure	**337.2**	**307.6**

(1) Includes construction and fixed assets expenditure

Santos

Capitalised Exploration & Development at June 2002

Non Producing (A$ million)

		Comments
Hides Gas	117	Acquired for PNG Gas Project
Papua Exploration	57	Bosavi & Balip wells scheduled for second half year
Carnarvon Basin	44	Mutineer-Exeter oil discovery
Evans Shoal Gas	79	Santos assumes operatorship in July 2002
Otway Basin	19	Casino well to spud in August
USA Gulf Coast	33	Exploration leases acquired with Esenjay acquisition
Browse Basin	16	Exploration permits
Gippsland Basin	49	Patricia Baleen development, interests in Kipper, Sole, Golden Beach gas fields
Indonesia	94	Maleo gas field discovery in 1st half 2002 & Oyong discovery in 2nd half 2001; Marketing of Bertu gas reserves underway
	510	

Santos

2002 Second Half Sensitivities

- US$1 change in oil price per barrel leads to change of A$ 10 million in profit after tax
- One cent movement in the exchange rate will cause a profit after tax movement of A$3 million
- A 1% change in interest rates will cause a profit after tax movement of A$3 million

Santos

Insurance

Paid to Third Party Insurers	A$ million 2001	A$ million 2002
	5	16

- Key Factors influencing costs
  - Conclusion at 31 March 2002 of 3 year fixed price premium
  - Pricing and deductible levels in E & P sector has increased dramatically over previous 3 year period
  - Santos established Captive insurance subsidiary to more effectively finance insurance costs
  - In response to the hardening of the insurance market Santos has:
    - Reduced term of coverage (1 year vs 3 year period)
    - Increased retentions

Santos

Bosavi 1

Papua New Guinea

- **Permit:** PPL 206
- **Drill Date:** 4th Qtr 2002
- **Interests:** Santos Group 48% (operator)
- **Target:** Oil
- **Gross Upside Potential:** 200 MMbbl
- **Risk:** High



Hedinia
SE Hedinia
Bosavi
PPL 205
Gobe
Kimu
LEGEND
Santos Acreage
Gas Field
Prospect
Gas Pipeline

Santos

Bilip 1

Papua New Guinea

- **Permit:** PPL 190
- **Drill Date:** 4th Qtr 2002
- **Interests:** Santos Group (operator) 31.278%
- **Target:** Oil
- **Gross Upside Potential:** 80 MMbbl
- **Risk:** High



Hedinia
SE Hedinia
Gobe
Bilip
SE Iehi
Barikewa
Kimu
LEGEND
Santos Acreage
Gas Field
Prospect
Gas Pipeline

Santos

Casino 1

Otway Basin, Offshore Victoria

- **Permit:** VIC/P44
- **Drill Date:** 3rd Qtr 2002
- **Interests:** Santos Group 50% (operator)
- **Target:** Gas
- **Gross Upside Potential:** 300 bcf
- **Risk:** Moderate



PEP 160
Victoria
Melbourne
Geelong
PEP 154(B)
PEP 154(A)
VIC/P44
PEP 152
Casino
VIC/RL3
Legend
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline

Santos